CVF Technologies Corporation

8604 Main Street, Suite 1

Williamsville, New York 14221

October 20, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Attention: Joyce Sweeney

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Sweeney:

Here is our response to your inquiry dated September 28, 2005.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1.     Question - We note your disclosure in your Form 12-b25 filed March 31, 2005 that you were unable to file your Form 10-K timely because your independent accountant's procedures were not complete as of March 31, 2005. We also note that the independent accountant's report on your consolidated financial statements included in your Form 10-K is dated February 25, 2005. Please tell us the procedures your independent accountants were unable to complete that resulted in the late filing.

        Answer - CVF Technologies Corporation's ("CVF") independent accountants, Sherb & Co., LLP completed their field work at CVF's offices on February 25, 2005 and therefore that date was used in their audit opinion however there were some minor 2004 support issues still outstanding on March 31, 2005 and therefore the delay in completing the filing by March 31, 2005. The biggest issues outstanding were the finalization of the 2004 financial statement footnotes and the forepart of the Form 10-K. Since CVF's financial staff is very limited in size it can be burdensome at times for CVF's staff to operate the Company while being audited and drafting the Form 10-K.

Audited Financial Statements

General

2.     Question - Please tell us how you determine the appropriate valuation of your equity method investments and their financial results included in your audited financial statements. Tell us if and when you typically receive audited financial statements from the consolidated and non-consolidated investee companies.

        Answer - For companies carried on CVF's books on the equity accounting method, the Company includes its investment in the equity at cost and adjusts the carrying amount of the investment to recognize our share of the earnings or losses based on our ownership percentage of the investee (APB 18 paragraph 6(b)). Losses are taken to the extent of CVF's investment in the investee company. When CVF's investment in the investee is reduced to zero then any loss by the investee company is no longer consolidated in CVF's consolidated financial results, since CVF does not guarantee the debts of the investee. Any subsequent investments are subject to an immediate write off for recording the cumulative unbooked losses, if any (APB 19 paragraph 19(i)). Some of the companies that CVF invests in supply CVF with audited financial statements while others supply CVF with internally generated financial statements. The investees with a material cost basis are either audited by our auditors or audited separately as a public company (i.e. Biorem). The financial statements of the investee companies are received prior to CVF completing the consolidation. For the years ended December 31, 2004 and 2003 audited financial statements were supplied to CVF by Biorem Technologies Inc. ("Biorem").

Consolidated Balance Sheets, page F-4

3.     Question - Please tell us why you do not report a minority shareholders' interest in Ecoval on your balance sheet as of December 31, 2004 and 2003.

        Answer - The minority shareholders of Ecoval Corporation did not contribute any capital to Ecoval Corporation. Ecoval Corporation has always had a net loss and CVF has had to include 100% of the net loss in its consolidated income statement (ARB 51 paragraph 15).

Note 3 - Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-15

4.     Question - We note your disclosure on page one that you are involved in the business of managing early stage companies. Please provide us with your comprehensive analysis describing how you determined whether to consolidate, use the equity method, or use the cost method to account for each of your investee companies as of each balance sheet date presented. Describe your lending and financing activities and level of involvement with each investee during the periods presented and how that impacted your analysis. Cite the specific accounting guidance upon which you relied.

        Answer - CVF abides by US GAAP rules to determine whether to consolidate an investment, record it under the equity method or the cost method. Therefore for investments where CVF owns in excess of 50% of the common stock CVF consolidates the holding, for 20% to 50% ownership CVF uses the equity method and under 20% ownership the cost method, while also considering our effective control over the investees (ARB 51 and APB 18). CVF has had no material lending activity in recent years to our investees other than SRE, in which we surrendered a significant ownership percentage to not be required to fund any future losses over one year ago.

Note 5 - Holdings, page F-25

5.     Question - Please clearly explain how the transactions described in items (ii) and (iii) on page F-26 resulted in a decrease of your ownership percentage in SRE and Biorem during 2004. In your analysis:

           •     Describe the facts and circumstances of each transaction and specifically identify the parties involved; and

           •     Provide us with journal entries you used to record each transaction.

        Answer - On March 25, 2004, SRE Controls Inc. ("SRE") as a result of signing a Memorandum of Agreement received $500,000 Cdn investment in new equity into SRE by Ian Jamieson who was also a director of SRE. As part of the requirements of the new investment all debt in the Company excluding $390,000 Cdn held by other shareholders of the Company was converted into equity. The net result of the new investment and the restructuring of the debt was that CVF held approximately 37% of the new common shares of SRE as of March 25, 2004. See attached for the adjusting support calculations and the SRE trial balance used in the CVF consolidation at March 31, 2004. (See Exhibit 1 and Exhibit 2).

Effective November 24, 2004, Biorem's results are no longer included in CVF's consolidated results as CVF's ownership in Biorem decreased to 48% at that date. During 2004 Biorem issued additional common shares to other parties and CVF also sold some of its holdings in Biorem during 2004. See attached for the adjusting support calculations and the Biorem trial balance used in the CVF consolidation at December 31, 2004. (See Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6).

Note 6 - Technology and Goodwill, page F-29

6.     Question - We note that you reported net losses for your Identification System segment for 2003 and 2004. Please provide us with your comprehensive goodwill analysis as of December 31, 2003 and 2004. Tell us how you determined the fair value of your Identification Systems segment as of each balance sheet date, including the specific assumptions you used to determine the future earnings and cash flows potential.

        Answer - See attached goodwill analysis for the one company, Gemprint Corporation that is included under the segment, Identification System Segment - one for December 31, 2003 and one for December 31, 2004. The specific assumptions used are contained in the analyses. (See Exhibit 7 and Exhibit 8).

                Fundamentally the Gemprint revenue base has a high level of recurrence with a low cost of sales to maintain such revenues (70% gross profit margin), since such revenues are predominately a royalty type revenue stream. Currently the Gemprint office operates mostly to develop new sales of its Identification System machine. Once the machine is sold to the customer, the customer pays a small net fee of approximately $10 per each time the machine is used. Gemprint has been selling five to eight machines a year.

Note 7 - Long-Term Debt, page F-30

7.     Question - We note that the convertible debt issued by Gemprint matured on May 1, 2001 and is past due. Please tell us the circumstances related to the continued past due status of this debt, your expectations regarding future repayment, and whether the debt holders have any recourse against CVF as a result of the continued delinquency.

        Answer - The majority of the balance of the convertible debt issued by Gemprint Corporation ("Gemprint") that was past due is held by a company called Heptagon Investments Ltd. ("Heptagon") This company is also a common shareholder in Gemprint and one of their directors is also a director of Gemprint. CVF des not believe that this debt holder is expecting to be repaid in the near future and this debt holder does not have any recourse against CVF. In this regard, in March 2005 Gemprint received a letter from Heptagon confirming that they are prohibited from calling their notes unless CVF calls their notes. CVF will be glad to provide that letter to you if you would like.

8.     Question - Please tell us whether you guarantee any debt issued by your consolidated and non-consolidated investee companies. If so, provide us with a description of each debt issue that you guarantee and the amount outstanding at December 31, 2003 and December 31, 2004.

        Answer - CVF does not guarantee any debt issued by any of its investee companies.

CVF Technologies Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jeffrey I. Dreben
Jeffrey I. Dreben
Chief Executive Officer and President